                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended: June 27,1999

                 [ ]        Transition Report on Form 10-K
                 [ ]        Transition Report on Form 20-F
                 [ ]        Transition Report on Form 11-K
                 [ ]        Transition Report on Form 10-Q
                 [ ]        Transition Report on Form N-SAR
                 For the Transition Period Ended:  _____________

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                         PART I - REGISTRANT INFORMATION

CROWN CRAFTS, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

Former Name if Applicable

1600 RIVEREDGE PARKWAY, SUITE 200
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

ATLANTA, GEORGIA    30328
--------------------------------------------------------------------------------
City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

                     On August 11, 1999, Crown Crafts, Inc. (the "Company") entered into definitive agreements with all three of its existing senior lenders pursuant to which such lenders extended the maturity dates, adjusted financial and other covenants, and waived defaults with respect of the Company's existing indebtedness. In exchange, the Company has granted security interests in substantially all of its assets to the lenders.

                     One effect of the foregoing is that approximately $43 million of the Company's indebtedness that otherwise would be classified as current maturities of long-term debt on the Company's balance sheet for the fiscal quarter ended June 27, 1999 will instead be classified as long-term debt. The Company has delayed filing its Quarterly Report on Form 10-Q pending the execution of the foregoing agreements and presently expects to file its Form 10-Q on or before August 16, 1999.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           David Fraser                           404              644-6230
           -----------------------------   -----------------  ------------------
            (Name)                             (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

             The Company historically has experienced a loss during the first quarter of its fiscal year. In the first quarter of fiscal 1999, ended June 28, 1998, the Company reported a net loss of $2.3 million, or 0.27 per share. The final results for the first quarter of fiscal 2000, ended June 27, 1999, are not yet available, but the Company expects to report a net loss somewhat wider than during the corresponding period of the prior year due to the sale of close-out inventory and under-absorption of overhead at its Roxboro, North Carolina facilities.


                               CROWN CRAFTS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 1999                         By: /s/ David Fraser
     -----------------------------               --------------------------
                                                      David Fraser